

UNITED STATES 10031361
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/~~20~~09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horner Townsend & Kent Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Hornor, Townsend & Kent, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2009

Hornor, Townsend & Kent, Inc. and Subsidiaries
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300
pwc.com

Report of Independent Auditors

To the Board of Directors and Stockholder of
Hornor, Townsend & Kent, Inc. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Hornor, Townsend & Kent, Inc. and Subsidiaries (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 25, 2010

Hornor, Townsend & Kent, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 6,828,150
Deposits with clearing organization	70,029
Receivables from brokers/dealers and clearing organizations	1,609,889
Commissions receivable	1,746,922
Receivables from affiliates	146,821
Equipment and capitalized software, at cost (net of accumulated depreciation of $1,167,513)	20,545
Prepaid expenses	727,126
Broker loans and advances	1,000,000
Other assets	276,475
Federal tax receivable	343,725
Deferred tax asset	743,919
Total assets	$ 13,513,601
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 1,695,131
Accounts payable and accrued expenses	3,156,983
Securities sold not yet purchased, at market value	5,295
Total liabilities	4,857,409
Stockholder's Equity	
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	24,458,264
Accumulated deficit	(15,803,072)
Total stockholder's equity	8,656,192
Total liabilities and stockholder's equity	$ 13,513,601

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Basis of Presentation

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation and the National Securities Clearing Corporation. The Company is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"). The Company has two wholly owned subsidiaries, HTK of Delaware, Inc. and HTK Insurance Agency, Inc. These companies perform duties in relation to joint venture partnerships and insurance related selling requirements. All intercompany balances and transactions are eliminated in consolidation. The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products.

As of December 31, 2009, the Company had an accumulated deficit of $15,803,072. The Company's operations are funded primarily by capital contributions of its parent, Penn Mutual. Penn Mutual would provide any incremental capital to fund HTK's ongoing business operations, to the extent that such capital is not generated through the Company's normal operating activities.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

Codification
In June 2009, the FASB issued FASB ASC 105-10, *The FAS8 Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, (formerly SF AS 168). FASB ASC 105-10 replaces the SFAS 162, *The Hierarchy o/Generally Accepted Accounting Principles,* and establishes the FASB Accounting Standards Codification ("Codification") as the Source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP. The Codification became the exclusive authoritative reference at September 30, 2009. Updates to the Codification Standards are issued as Accounting Standard Updates ("ASU"s) by the FASB. The adoption of the Codification does not impact the Company's financial statements except for references made to authoritative accounting literature in the footnotes.

Cash and Cash Equivalents
Cash and cash equivalents include cash and money market instruments.

In the current year, the Company has reclassified a balance previously reported as Restricted Cash. The Company believes the new classification of assets provide a better representation of the Company's financial condition.

Deposits with Clearing Organizations
Deposits with clearing organizations include $50,000 in deposits with Pershing LLC, the Company's clearing organization.

Receivable from Broker/Dealers and Clearing Organization
Receivable from broker/dealers and clearing organization is a receivable from Pershing, LLC in the amount of $1,609,889 at December 31, 2009. The Company clears certain of its customer transactions through Pershing, LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to commissions and other fees earned for the aforementioned transactions.

Equipment and Capitalized Software
Equipment is recorded on a historical cost basis and is depreciated on a straight-line basis over the estimated useful lives of the assets. A straight line method of depreciation is used, generally with a three year useful life on computer software and equipment.

Securities Transactions
Securities transactions and related commissions are recorded on a trade-date basis.

Annuities Sales
Annuities transactions and related commissions are recorded upon acceptance by the insurance company.

Investment Advisory Income
Investment Advisory Income is received monthly and quarterly and is recognized as earned per the terms of the contracts.

Interest Income
Interest income is received monthly and is recognized as earned.

Federal Income Taxes
The Company files a consolidated federal income tax return with Penn Mutual. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. The federal income tax provision or benefit is limited to the extent the Company's results of operations increase or decrease the consolidated tax liabilities of Penn Mutual pursuant to a tax sharing agreement with Penn Mutual. The Company receives or pays these items through Penn Mutual on at least a quarterly basis. In the absence of this agreement, the Company potentially may not be able to recognize reflected benefits in whole or in part. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized.

The Company had a receivable from Penn Mutual of $343,725 at December 31, 2009

In the current year, the Company has broken out this balance on the Consolidated Statement of Financial Condition. The Company believes the new classification of assets provide a better representation of the Company's financial condition.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Significant Revenue Relationships
HTK considers significant revenue relationships to be relationships who account for 10% or more of total revenue. In 2009, one non-affiliated company accounted for approximately 10% of total revenue. No other companies accounted for more than 10% of total revenue.

Broker Loans & Advances
The Company provides certain registered representatives with loans as part of the Company's recruiting and retention strategy for key revenue producing representatives. These loans are generally repayable through bonuses over a 3 year period based upon continued association with

the Company. If the representative's association with the Company terminates before the expiration of the loan, the balance becomes immediately due and payable. The Company currently does not carry a reserve for uncollectible amounts for terminated representatives as there are no current balances due from terminated representatives. The accrued bonuses of $194,444 is reflected in other liabilities.

3. Related Party Transactions

HTK supports Penn Mutual's professional agents and financial advisors and sells Penn Mutual Variable Life and Variable Annuity Products.

Under the terms of an expense allocation agreement, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses. Penn Mutual reimbursed the Company for services provided on behalf of Penn Mutual, including direct and indirect expenses.

As a marketing allowance, the Company pays an 85% ratio of commission expense on commission revenue. Commission Revenue is defined as Commissions from sale of investment company shares, variable insurance products and securities and fee income from investment advisory and asset management. After commissions are paid to registered representatives the residual value is paid to Penn Mutual.

As of December 31, 2009, the Company had a receivable of $146,821 to Penn Mutual resulting from related party transactions.

Other expenses paid to Penn Mutual in 2009 include rent.

4. Credit Risk

The Company clears approximately 20% of their securities transactions through a clearing broker. Accordingly, a substantial portion of the Company's credit exposures are concentrated with their clearing broker. In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally three business days after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company, is charged to the Company.

The Company seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2009, total margin debt was $3,553,913. Collateral held in connection with these transactions was $22,658,886 at December 31, 2009.

5. Income Taxes

The Company had a deferred tax asset of $743,919 at December 31, 2009, and no deferred tax liability. Deferred taxes result primarily from accrued expenses which are not currently deductible for income tax purposes and capitalized software costs which are deductible when paid for income tax purposes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2009	$ 0
Additions based on tax provisions related to the current year	-
Additions for tax positions in prior years	-
Reductions for tax positions in prior years	-
Settlements/statue expiration	-
Balance at December 31, 2009	$ 0

The Company recognizes penalties and/or interest as a component of tax expense. During the year ended December 31, 2009, the Company did not recognize any interest. The Company had no interest accrued at December 31, 2009. No penalties were recognized or accrued. Therefore, the total unrecognized tax positions reserve as of December 31, 2009 is $0.

The Internal Revenue Services ("IRS") has completed their examination of the Penn Mutual's consolidated income tax returns through the year 2007. The Company, as previously noted, participates in a tax sharing arrangement with Penn Mutual. Management has not made a provision as no adjustments are expected.

The Company does not anticipate that total unrecognized tax benefits will significantly change in the next twelve months due to the settlement of audits or statute expirations.

6. Employee Benefit Plan

PENSION PLAN The employees of the Company are covered under Penn Mutual's funded defined benefit pension plan. Penn Mutual's policy is to fund qualified pension costs in accordance with the Employee Retirement Income Security Act of 1974. Penn Mutual may increase its contribution above the minimum based upon an evaluation of the Penn Mutual's tax and cash positions and the plan's funded status.

Penn Mutual approved the freezing of benefits under its qualified pension plans effective December 31 2005. Therefore no further benefits are accrued for participants.

OTHER POSTRETIREMENT AND POST EMPLOYMENT BENEFITS The Company provides, through Penn Mutual, certain life insurance and health care benefits for its retirement employees, their beneficiaries and covered dependents.

DEFINED CONTRIBUTION PLAN: Substantially all the employees of the Company are covered by Penn Mutual's defined contribution pension plan. Designated contributions of up to 6% of annual compensation are eligible to be matched by the Company.

The Company owed $0 to Penn Mutual as of December 31, 2009. Payments are made regularly throughout the year.

7. Commitments and Contingencies

The Company leases its office from Penn Mutual under a noncancelable operating lease expiring March 31, 2010. The Company expects to renew the lease immediately upon expiration.

At December 31, 2009, aggregate minimum rental commitments under all noncancelable leases through March 31, 2010 were $26,874.

The Company is also a defendant in lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates and the Company's cash flow would be materially affected during any period in which these materials are resolved. In accordance with ASC 450, "*Contingencies*", the Company has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2009, the Company has recorded $1,898,775 in connection with these matters.

8. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions that exceed the federally insured limit of $250,000 per institution. The Company also maintains money market funds that are not federally insured. Management of the Company believes it has adequately mitigated this risk by only investing in or through major financial institutions.

9. Equipment and Capitalized Software

Equipment	$ 676,161
Capitalized software	511,897
	1,188,058
Less: Accumulated depreciation and amortization	(1,167,513)
	$ 20,545

10. Fair Value of Financial Instruments

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets include investments in BlackRock Money Market Funds which are quoted daily. The Company's Level 1 assets are included in Cash and Cash Equivalents.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's Level 2 liabilities are included in securities sold but not yet purchased.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management. The Company does not hold any Level 3 assets.

The fair value of an asset or liability may include inputs from more than one level in the fair value hierarchy. The lowest level of significant inputs used to value the asset or liability determines which level the asset or liability is classified in its entirety.

Description	December 31, 2009	Level 1	Level 2	Level 3
Assets				
Cash equivalents				
Money market fund	$ 5,907,116	$ 5,907,116	$ -	$ -
Total	$ 5,907,116	$ 5,907,116	$ -	$ -
Liabilities				
Securites sold short				
Municipal Bond	$ 5,295	$ -	$ 5,295	$ -
Total	$ 5,295	$ -	$ 5,295	$ -

11. Subsequent Events

Management has evaluated the events and transactions that have occurred through February 25, 2010, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

12. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of Securities Exchange Act of 1934. The Company meets the exemptive provision of SEC Rule 15c3(k)(2)(ii). The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6⅔% of aggregate indebtedness or $250,000 whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2009, the Company had net capital of $5,227,067 which was $4,914,628 in excess of its requirement of $312,439. The Company's net capital ratio was .90 to 1.



DIVISION OF
TRADING AND MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

May 26, 2010

Hornor, Townsend & Kent, Inc.
600 Dresher Rd., Ste. C1C
Horsham, PA 19044

8-14715

Dear Registrant:

Paragraph (d) of Rule 17a-5 under the Securities Exchange Act of 1934 ("Act") requires every broker or dealer registered with the Commission pursuant to Section 15 of the Act to file an audited annual report of financial condition on a calendar or fiscal year basis. Paragraph (d) of Rule 17a-5 requires the audited annual report to be filed with the Commission not more than 60 days after the broker or dealer's fiscal or calendar year end.

A review of our database indicates that we do not have a record of receipt of an audited report since your 12/31/2008 fiscal or calendar year end. Therefore, in order to comply with the requirements of Rule 17a-5, it will be necessary for you to submit the annual audited report for the 12/31/2009 calendar or fiscal year to the Commission. . If you have a record of receipt by the Commission of this filing, please send copies of the documentation **along with a copy of the annual audited report** to the following address:

Carol Y. Charnock, Regulation Specialist
Securities & Exchange Commission
Division of Trading & Markets
100 F St., NE, Mail Stop 7010
Washington, DC 20549

If you have any questions concerning the audit requirements, please consult Rule 17a-5. Thank you for your prompt attention to this matter.

Sincerely,

Carol Y. Charnock
Regulation Specialist
(202)551-5542
charnockc@sec.gov

UPS: Tracking Information

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Your package has been delivered.

Tracking Number:	1ZWA86140191230146
Status:	**Delivered**
Delivered On:	02/26/2010 9:59 A.M.
Signed By:	CRAW
Location:	OFFICE
Delivered To:	WASHINGTON, DC, US
Shipped/Billed On:	02/25/2010
Type:	Package
Service:	NEXT DAY AIR
Weight:	2.00 Lbs

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NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

Polakowski, Stacey

From:	thomas.j.higgins@us.pwc.com
Sent:	Friday, June 04, 2010 12:25 PM
To:	Polakowski, Stacey
Cc:	meghan.hanley@us.pwc.com
Subject:	RE: UPS Tracking Info
Attachments:	ATT1639314.gif

Stacey - I spoke to the individual and he told me that UPS attempted to deliver the envelope to the address you provided (below), but that location does not accept the packages and diverted the UPS person to a different SEC location (address below). Apparently all packages of this nature are delivered to this alternative location. The package (as the tracking website indicates) was signed by CRAW. This is the extent of the information that they will be able to provide. I hope this helps. Thanks.

Original Address
U.S. Securities and Exchange Commission
Document Control
450 Fifth Street NW
Mail Stop 5-1
Washington, DC 20549



Final Destination
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Thomas J Higgins | PricewaterhouseCoopers | Telephone: +1 267 330 1694 | Facsimile: +1 813 741 5588 | thomas.j.higgins@us.pwc.com

Save energy. Save a tree. Save the printing for something really important.

"Polakowski, Stacey" <Polakowski.Stacey@pennmutual.com>

06/03/2010 03:59 PM

To Thomas J Higgins/US/ABAS/PwC@Americas-US
cc Meghan Hanley/US/ABAS/PwC@Americas-US
Subject RE: UPS Tracking Info

"Reply to All" is Disabled

Yes. Just want to tie the delivery confirm with tracking to the original document with address and tracking to provide to the SEC.

Thanks!
Stacey

From: thomas.j.higgins@us.pwc.com [mailto:thomas.j.higgins@us.pwc.com]
Sent: Thursday, June 03, 2010 3:53 PM
To: Polakowski, Stacey
Cc: meghan.hanley@us.pwc.com
Subject: RE: UPS Tracking Info

Stacey,

I reached out to the individual that assisted with sending the packages. He's going to investigate and try to provide the slip. I will let you know asap. I communicated the urgency to the individual.

As you probably know, below is the address that you provided for the SEC DC delivery:

U.S. Securities and Exchange Commission
Document Control
450 Fifth Street NW
Mail Stop 5-1
Washington, DC 20549

Thomas J Higgins | PricewaterhouseCoopers | Telephone: +1 267 330 1694 | Facsimile: +1 813 741 5588 | thomas.j.higgins@us.pwc.com

Save energy. Save a tree. Save the printing for something really important.

"Polakowski, Stacey" <Polakowski.Stacey@pennmutual.com>

06/03/2010 03:18 PM

To Thomas J Higgins/US/ABAS/PwC@Americas-US
cc
Subject RE: UPS Tracking Info

"Reply to All" is Disabled


Voltage
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Registered representative of and securities offered through Hornor, Townsend &
Kent, Inc. (HTK), Registered Investment Advisor, member FINRA/SIPC, 600 Dresher Road,
Horsham, PA 19044, (215) 957-7300. HTK does not accept time-sensitive or
action-oriented messages delivered via e-mail, including authorization to "buy" or
"sell" a security or instructions to conduct any other financial transaction.

This message, including any attachments, is intended only for the recipient(s)
named above. It may contain confidential and privileged information. If you have
received this communication in error, please notify the sender immediately and
destroy or delete the original message. Also, please be aware that if you are not
the intended recipient, any review, disclosure, copying, distribution or any
action or reliance based on this message is prohibited by law.

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